EXHIBIT 99.1

                           elan Corporation Bulletin



                              FOR IMMEDIATE RELEASE
                              ---------------------

Contacts:
---------
Investors:  (U.S.)           Investors:  (Europe)          Media:
Jack Howarth                 Emer Reynolds                 Sunny Uberoi
Ph:  212-407-5740            Ph:      353-1-709-4000       Ph:  212-994-8206
       800-252-3526                     00800 28352600            800-252-3526



                ELAN ANNOUNCES RECEIPT OF FTC INQUIRY RELATING TO
                                    SKELAXIN


DUBLIN, IRELAND, March 14, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it received notification, late yesterday, from the U.S. Federal Trade Commission ("FTC") that the FTC's Bureau of Competition has commenced an investigation to determine whether Elan or any other person has engaged in unfair methods of competition with respect to Skelaxin(TM)(metaxalone). As previously announced, Elan has agreed to sell its primary care franchise (principally its U.S. and Puerto Rican rights to Sonata(TM)(zaleplon) and Skelaxin(TM)) to King Pharmaceuticals, Inc. (NYSE: KG) ("King"). King also received the FTC notification. The closing of the primary care transaction is subject to approval by Elan's shareholders at an extraordinary general meeting of shareholders to be held on for March 18, 2003, and to other customary closing conditions. Elan is currently reviewing the FTC notification and is evaluating its potential impact on the closing of the transaction.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ


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Elan Announces Receipt of FTC Inquiry Relating to Skelaxin(TM)

materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the impact of the FTC investigation relating to Skelaxin on Elan and its previously announced agreement to sell its primary care franchise; the risk that Elan's shareholders will fail to approve the sale of the primary care franchise, that regulatory approvals and third party consents necessary to consummate the sale will not be received on a timely basis, or at all, or that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or at all; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.